SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

November 14, 2011

AVIVA PLC

(Translation of registrant’s name into English)

ST HELEN’S, 1 UNDERSHAFT

LONDON EC3P 3DQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

AVIVA PLC

The following paragraphs amend and supersede the section on page 12 of the Aviva plc Current Report on Form 6-K with respect to our restatement of our audited financial statements as of and for the three years ended December 31, 2010 in connection with Delta Lloyd’s classification as discontinued operations filed on November 10, 2011.

Income (from continuing operations)

Year ended 31 December 2010

Net written premiums in 2010 were £30,071 million, an increase of £2,298 million, or 8%, from £27,773 million in 2009. All regions reported increases on 2009 levels. General and health insurance increased by 6% on 2009, and life insurance and savings increased by 9%, fuelled by strong annuity sales in the UK. Europe reported a £586 million increase in net written premiums over 2009, whilst North America and Asia Pacific showed increases in net written premiums of 4% (£267 million) and 27% (£124 million), respectively.

Year ended 31 December 2009

Net written premiums in 2009 were £27,773 million, a decrease of £709 million, or 2%, from £28,482 million in 2008. General insurance and health reported a decrease in net written premiums; this was primarily in the UK where there was a 22% decrease in net written premiums. Long-term insurance recorded an increase of 1% with a decline in the UK offset by an increase in Europe. Europe reported a 36% increase in net written premiums. North America and Asia Pacific reported decreases in net written premiums of 1% and 11% respectively.

The following paragraphs amend and supersede the section on page 14 of the Aviva plc Current Report on Form 6-K with respect to our restatement of our audited financial statements as of and for the three years ended December 31, 2010 in connection with Delta Lloyd’s classification as discontinued operations filed on November 10, 2011.

Profit/(loss) before tax attributable to shareholders’ profits (from continuing operations)

Year ended 31 December 2010

Profit before tax attributable to shareholders in 2010 was £1,545 million against a profit of £1,795 million in 2009. The decrease was primarily due to the drop in net investment income, which was partially offset by an increase in premiums and a decrease in expenses.

Year ended 31 December 2009

Profit before tax attributable to shareholders in 2009 was £1,795 million against a loss of £1,100 million in 2008. The increase was primarily due to favourable investment performance in 2009 which more than offset the decrease in premiums and increase in expenses as discussed above.

The following paragraph amends and supersedes the paragraph on page 14 of the Aviva plc Current Report on Form 6-K with respect to our restatement of our audited financial statements as of and for the three years ended December 31, 2010 in connection with Delta Lloyd’s classification as discontinued operations filed on November 10, 2011.

Adjusting items (from continuing operations)

Year ended 31 December 2009

The short-term fluctuations and economic assumption changes on the non-life business were a £175 million credit (2008: £561 million charge). Favourable market movements across our regions were the primary driver for the change in the current year result.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date November 14, 2011

Aviva plc

By:

David F. S. Rogers
Chief Accounting Officer